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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Announces Delivery of the First E190-E2 in April of 2018

Athens, Greece, October 18, 2017 – Embraer confirmed today April of 2018 as the delivery date of the first E190-E2 to Widerøe, the aircraft’s launch operator. The announcement was made at a press briefing in Athens, Greece, during the annual general meeting of the European Regional Airline Association (ERA – www.eraa.org). Widerøe, the largest regional airline in Scandinavia, will begin revenue service with the aircraft shortly afterwards.

“Since the program was launched, the first half of 2018 has been our target, and now we are making good on this commitment. This was only possible thanks to the excellence of our engineering process due to our unique experience in certifying 12 new aircraft in the last 17 years,” said John Slattery, President & CEO, Embraer Commercial Aviation. “From the beginning the E2 program has been, and remains on time, on budget and better than the initial specification. We’ll deliver to the market a mature and robust aircraft.”

Widerøe signed a contract with Embraer for up to 15 E2 jets consisting of three firm orders for the E190-E2, the first member of the second generation of the E-Jets family, and purchase rights for 12 further E2s. The order has a potential list price value of up to USD 873 million, with all orders being exercised. The airline is configuring the E190-E2s in a comfortable single-class layout with 114 seats.

Stein Nilsen, Chief Executive Officer of Widerøe, said, “We have been working very closely with Embraer teams in order to guarantee a very smooth Entry Into Service. We are eager for the coming months, when will intensify the familiarization with the aircraft, with immersion training for the technical teams, ground handling, flight operations and cabin attendants.”

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and almost 1,400 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About Widerøe

Widerøe is the largest regional airline in Scandinavia, with a staff of 3,000 and a turnover of NOK 4.4 billion. The company carries close to 3 million passengers annually and flies to 46 domestic and international destinations.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Widerøe operates more than 450 flights every day and operates to more than twice as many airports in Norway than any other airline. Today our network consists of 60% commercial routes, and 40% PSO routes (Public Services Obligations).

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0) 202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir- Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer